March 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	INmune Bio Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-237368

 Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on April 2, 2020 or as soon thereafter as is practicable.

Very truly yours,

INMUNE BIO INC.

By:	/s/ David Moss
David Moss Chief Financial Officer